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                                                                       Exhibit 6

                               TO OUR STOCKHOLDERS

Enclosed is a Press Release regarding a Stockholder Rights Agreement which was approved on November 14, 1996, by Arbor Health Care Company's Board of Directors.

YOU NEED NOT TAKE ANY ACTION TO RECEIVE THE RIGHTS NOR SHOULD YOU SEND IN MONEY OR YOUR STOCK CERTIFICATE. The rights will be represented by the certificates of Arbor Common Stock held by you or your broker and they will trade with the Common Stock. Common Stock certificates issued after the Record Date will contain a reference to the Stockholder Rights Agreement, but there is no need to send in your certificates to have this reference added.

As explained in the enclosed Press Release, the rights WILL NOT be exercisable unless certain future events occur. Separate rights certificates will be sent to stockholders ONLY if a person or group acquires 15% or more of Arbor's outstanding Common Stock or makes a tender offer for 15% or more of the outstanding Common Stock. The rights will expire on November 14, 2006, the tenth anniversary of the Board's action in declaring the rights distribution, unless such date is extended or the rights are earlier redeemed by the Company.

In approving the Stockholder Rights Agreement, we have expressed our confidence in the future of the Company and our determination that our stockholders be given every opportunity to participate fully in that future.

Sincerely,

PIER C. BORRA
Chairman, President and
Chief Executive Officer

November 20, 1996